UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Fiscal Year Ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-25137

A.	Full title of the plan and the address of the plan, if different from the issuer named below:

Concur Technologies, Inc. 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Concur Technologies Inc.

6222 185th Avenue NE

Redmond, WA 98052

REQUIRED INFORMATION

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

As of December 31, 2002 and 2001, and for the

Year Ended December 31, 2002

REPORT OF MOSS ADAMS LLP, INDEPENDENT AUDITORS

To the Stockholders

Concur Technologies, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Concur Technologies, Inc. 401(k) Plan as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Concur Technologies, Inc. 401(k) Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule H, Line 4i—Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOSS ADAMS LLP

Seattle, Washington

May 22, 2003

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Retirement Committee

Concur Technologies, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Concur Technologies, Inc. 401(k) Plan as of December 31, 2001. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Seattle, Washington

June 13, 2002

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS
Investments, at fair value	$5,141,488	$5,110,407
Cash	14,187	—
Receivables
Participant contributions receivable	—	31,879
Dividends receivable	2,449	—

	5,158,124	5,142,286

ACCRUED LIABILITIES	2,073	—

NET ASSETS AVAILABLE FOR BENEFITS	$5,156,051	$5,142,286

See accompanying notes.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS
Investment income (loss)
Net depreciation in fair value of investments	$(770,483)
Interest	5,967

(764,516)

Contributions
Participants	1,399,408
Rollovers	242,217

1,641,625

Total additions	877,109

DEDUCTIONS
Benefits paid to participants	862,344
Administrative expenses	1,000

Total deductions	863,344

NET CHANGE	13,765

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	5,142,286

End of year	$5,156,051

See accompanying notes.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 1—Description of Plan

The following description of the Concur Technologies, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan covering all eligible employees of Concur Technologies, Inc. (the Company), except nonresident aliens and those employees subject to a collective bargaining agreement. Employees become eligible to participate in the Plan as of their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions—Participants may elect to defer and contribute up to 80% of their pretax annual compensation, as defined in the Plan document (limited to $11,000 for the year ended December 31, 2002). Effective January 1, 2002, participants age 50 or older may elect to defer additional amounts (called “catch-up contributions”) to the Plan. The maximum “catch-up contribution” that can be made in 2002 is $1,000. The additional amount can be deferred regardless of any other limitations on the amount that can be deferred to the Plan. Participants may also contribute amounts representing rollover distributions from other qualified plans. Company contributions are at the discretion of the Company’s Board of Directors. The Company did not contribute to the Plan during 2002. Upon enrollment, a participant may direct employee and Company contributions in whole percentage increments into any of the Plan’s fund options. Participants may change their investment options at any time.

Participant Accounts—Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, forfeitures of unvested balances of terminated participants, and an allocation of Plan earnings. Company contributions and forfeitures are allocated to participants’ accounts based on participants’ compensation compared to overall Company compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested individual account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts plus actual earnings thereon is based on the number of years of continuous service, as defined by the Plan document. A participant is 100% vested in Company contributions after three years of credited service.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 1—Description of Plans (Continued)

Participant Loans—Subject to the approval of the Plan administrator, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and, in accordance with the Plan documents, will bear a reasonable rate of interest. Principal and interest are paid ratably through monthly payroll deductions and the balance of the loan can be paid in full at any time.

Benefit Payments—Upon retirement, death, or disability, a Plan participant’s account becomes fully vested and the participant may elect to receive a benefit payment. Benefits are generally payable as a lump sum except in the event of a participant’s death, in which case payment to a beneficiary may be deferred for up to five years or may be paid over the beneficiary’s life expectancy. All benefits must be paid or begin to be distributed when a participant reaches age 70 1/2. A participant may also elect to seek a hardship withdrawal, as defined in the Plan document, in certain cases of financial need. Upon severance of a participant’s employment for reasons other than death, disability, or retirement, the participant may elect to receive a lump-sum benefit payment. The Plan requires that benefits must be paid regardless of election if a participant’s employment is terminated prior to retirement, death, or disability, and the participant’s vested benefit under the Plan is $5,000 or less.

Administrative Expenses—Administrative expenses are paid by the Plan unless the Company elects to pay such costs. The majority of the Plan’s administrative expenses were paid by the Company in 2002.

Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 2—Summary of Accounting Policies

Basis of Accounting—The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 2—Summary of Accounting Policies (Continued)

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The shares of mutual funds are valued based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Common stocks traded on a national securities exchange are valued at the last reputed sales price on the last business day of the Plan year. The fair value of the collective trust fund is based on quoted redemption values on the last business day of the Plan year. The shares of money market funds are valued at cost plus accrued interest, which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are included in net depreciation of fair value of investments and are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recoded when paid.

Note 3—Investments

Charles Schwab & Co., Inc. (the Custodian) holds the Plan’s investments and executes all investment transactions. During the year ended December 31, 2002, the Plan’s investments appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Mutual funds	$(876,629)
Common stock—Concur Technologies, Inc.	91,113
Common collective trust	15,033

$(770,483)

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 3—Investments (Continued)

Investments that represented 5% or more of the fair value of the Plan’s net assets are as follows at December 31:

2002
Vanguard Index Trust 500 Fund	$1,501,218
Pimco Total Return Fund	679,702
Morley Stable Value Fund	349,935
Baron Asset Fund	340,591
Columbia International Stock Fund	305,333
Fremont U.S. Micro Cap Fund	267,055

2001
Vanguard Index Trust 500 Fund	$1,769,600
Baron Asset Fund	445,548
Columbia International Stock Fund	399,158
Pimco Total Return Fund	387,090
Columbia Common Stock Fund	316,488
Columbia Growth Fund	294,072
Fremont U.S. Micro Cap Fund	290,185

Note 4—Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2002	2001
Net assets available for benefits per the financial statements	$5,156,051	$5,142,286
Less: amounts allocated to withdrawn participants	—	(66,337)

Net assets available for benefits per the Form 5500	$5,156,051	$5,075,949

CONCUR TECHNOLOGIES, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

Note 4—Differences Between Financial Statements and Form 5500 (Continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2002:

Benefits paid to participants per the financial statements	$862,344
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2001	(66,337)

Benefits paid to participants per Form 5500	$796,007

Note 5—Income Tax Status

The Plan has not applied for a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). However, the Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is exempt from taxation.

Note 6—Transactions with Party-in-Interest

Included in investments at December 31, 2002 and 2001 are participant-directed investments in common stock of the Company with an aggregate fair value of $220,727 and $114,006, respectively. Purchases and sales of the common stock of the Company during the year ended December 31, 2002 totaled $44,626 and $28,656, respectively.

Certain Plan investments are shares of mutual funds managed by Charles Schwab. Charles Schwab is the custodian as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL INFORMATION

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par, Or Maturity Value	(d) Cost	(e) Current Value
*	Schwab Government Money Fund	Money market fund	**	$145,225

	Baron Asset Fund	Mutual fund	**	340,591

	Columbia Balanced Fund	Mutual fund	**	165,841

	Columbia Common Stock Fund	Mutual fund	**	230,641

	Columbia Fixed Income Fund	Mutual fund	**	222,011

	Columbia Growth Fund	Mutual fund	**	224,146

	Columbia International Stock Fund	Mutual fund	**	305,333

	Columbia Special Fund	Mutual fund	**	172,883

	Fremont U.S. Micro Cap Fund	Mutual fund	**	267,055

	Pimco Total Return Fund	Mutual fund	**	679,702

	Vanguard Index Trust 500 Fund	Mutual fund	**	1,501,218

	Weitz Partner Value Fund	Mutual fund	**	212,244

*	Concur Technologies, Inc.	Common stock	**	220,727

	Morley Stable Value Fund	Collective trust fund	**	349,935

*	Participant Loans	Interest rates ranging from 5.25% to 10.50%	—	103,936

				$5,141,488

*	Indicates party-in-interest to the Plan.
**	Historical cost information is not required because investments are participant-directed.

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONCUR TECHNOLOGIES INC. 401(k) PLAN (Name of Plan)

Date: June 30, 2003	By:	/s/ JOHN F. ADAIR
(Signature) John F. Adair Plan Trustee

INDEX TO EXHIBITS

Exhibit 23.1	Consent of MOSS ADAMS LLP, Independent Auditors

Exhibit 23.2	Consent of Ernst & Young LLP, Independent Auditors